02047627

1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 2 0 2002
1086

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PROCESSED
AUG 0 2 2002
THOMSON
FINANCIAL

NEWS RELEASE TRANSMITTED BY CCN - A NEWSWIRE SERVICE OF ITG

FOR: GTR GROUP INC.

TSE SYMBOL: GTR
AMEX SYMBOL: GIG

OCTOBER 25, 2000 - 11:55 EDT

GTR Group and Swapit.Com Form Unique Online Strategic Partnership

BRAMPTON, ONTARIO--

New SwapIt.com partner adds GTR Group's video game title library and accessories to its fast growing warehouse-based online exchange system

GTR Group transfers knowledge, know-how and products and acquires equity stake in leading pre-owned entertainment products e-commerce company

GTR Group Inc., a leading manufacturer of video game accessories as well as a provider of value-priced video games software announced that its has formed a strategic partnership with SwapIt.com, Inc. (www.swapit.com) pursuant to which SwapIt.com earlier today started offering GTR Group's library of value-priced video game titles and video game accessories on its fast growing SwapIt.com online warehouse-based exchange system.

SwapIt.com, a private company based in Maynard, Massachusetts, has created an online warehouse-based exchange system where consumers can "swap-in" entertainment products they no longer use such as CDs, DVDs or video games and using SwapIt credits, they can swap out or - in other words - purchase items they want.

SwapIt.com is the number one swapping destination on the Web offering guaranteed product quality, unmatched exchange value and the widest selection of previously owned CDs, DVDs and video games.

SwapIt.com estimates that there are currently over 10 billion CDs, DVDs and video games sitting on consumers' shelves valued at over $200 billion. SwapIt.com's unique intermediary "person-to-warehouse-to-person" model gives consumers a guaranteed way to realize immediate value from their underutilized "entertainment assets" by dealing directly with SwapIt.com, not an individual.

"This is a natural partnership as SwapIt's success demonstrates that they understand the dynamics and magnitude of the previously owned entertainment product market," said Peter Kozicz, President and CEO of GTR Group. "This deal provides us with unique and increased distribution for all of our products."

"We are very excited about this partnership with GTR as it allows us to leave the gate at break-neck speed with an impressive amount of game inventory," commented Howard Schneider, President of SwapIt. "This agreement truly strengthens the depth of product on our site, so if you're a music listener or a game lover, SwapIt now satisfies those entertainment product needs."

As part of the transaction announced today, GTR has transferred knowledge, know-how and products to SwapIt.com. GTR and SwapIt.com intent to work closely together to make the SwapIt.com warehouse-based online exchange system a significant distribution channel for pre-owned entertainment products. As part of the transaction GTR has acquired an equity interest in SwapIt.com Inc.

About GTR Group Inc.

GTR Group Inc. is a diversified interactive entertainment company located in Brampton, Ontario. GTR Group' s product lines include previously played and republished video games for Nintendo, Sega and Sony game systems and a full range of video game accessories for both video game consoles and PCs. Video games are marketed under the Games Trader brand and accessories under the Mad Catz brand to mass merchant and specialty retailers. ZapYou.com, GTR Group' s e-commerce division, partners with existing electronic retailers in selling interactive entertainment products over the Internet.

About SwapIt.com

SwapIt is the first consumer-focused product exchange marketplace to offer guaranteed product quality, unmatched exchange value and the widest selection of previously owned CDs, DVDs and Games on the Web. SwapIt enables easy, friction-free swapping throughout the United States through postage-paid inbound product delivery; free, on-demand packaging materials; and a state-of-the-art order fulfillment facility. SwapIt is a Stonepath Group (AMEX: STG) partner company and was founded in November 1999. SwapIt is located in Maynard, Massachusetts. To find out more, visit www.swapit.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

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FOR FURTHER INFORMATION PLEASE CONTACT:
GTR Group Inc.
Peter Kozicz
President & CEO
(905) 799-4700
Email: pkozicz@gtrgroup.com
or
Triple Dot Communications
Laura Bernstein
(617) 723-8929
lbern@tripledot.com
or
SwapIt.com
Diane Systrom

(978) 461-4704

COURT RULES ON ISP LIABILITY FOR COPYRIGHT INFRINGEMENT ARISING FROM USENET GROUP POSTINGS

A California federal court has issued an interesting copyright ruling involving the liability of ISPs who host infringing content on usenet groups. The case involved the posting of Harlan Ellison novels on a usenet group hosted by AOL. AOL left the content online for two weeks before removing it. The judge ruled that AOL could not held liable for direct copyright infringement following Religious Technology Center v. Netcom. It then engages in an interesting discussion on whether AOL might be liable for contributory or vicarious copyright infringement by examining its knowledge of, contribution to, and ability to block, the infringement. Making regular reference to the Napster decision and the DMCA, the court concluded that it did not and thus dismissed the action. Case name is Ellison v. Robertson. Decision at <http://makeashorterlink.com/?D26412B8>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.